EXHIBIT 99.1

RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Second Quarter Ended June 30, 2014

(Unaudited)

Suite 902 – 170 University Avenue, Toronto Ontario M5H 3B3
Tel: 416-766-2804   Toll free: 1-866-365-4706   Fax: 604-623-3355
E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets (Unaudited)
(in Canadian dollars, in thousands)

	June 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents (note 19)	$172,291	$67,828
Temporary investments (note 4)	-	10,036
Marketable securities (note 5)	859	467
Accounts receivable	1,761	1,414
Prepaid expenses and supplier advances	699	923
	175,610	80,668
Restricted cash and deposits (note 6)	3,461	7,407
Property, plant and equipment (note 7)	104,189	87,486
Exploration and evaluation assets (note 8)	336,594	304,702
	$619,854	$480,263

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 9)	$26,392	$22,008
Current portion of finance lease obligation (note 10)	162	203
	26,554	22,211

Non-current liabilities
Deferred income taxes	73	25
Finance lease obligation	402	-
Gold stream facility (note 13)	33,137	-
Provision for closure and reclamation (note 11)	3,047	2,794
	63,213	25,030

Equity
Share capital (note 12)	619,576	523,043
Share-based payment reserve	26,110	25,377
Warrant reserve (note 12 (d) (e))	11,097	-
Accumulated other comprehensive income (loss)	197	(115)
Deficit	(100,339)	(93,072)
	556,641	455,233
	$619,854	$480,263
Commitments and Contingency (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
(in Canadian Dollars, in thousands except for share data)

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Expenses
Consulting and professional fees (note 15)	$236	$637	$2,774	$1,070
Depreciation	22	19	43	38
General and administrative (note 16)	535	496	974	974
Investor relations (note 17)	159	160	296	369
Salaries and benefits	964	606	2,254	1,429
Share-based compensation (note 12)	534	(36)	744	352
Loss before other items	(2,450)	(1,882)	(7,085)	(4,232)
Interest and other income	575	506	810	1,089
Foreign exchange gains	58	-	38	-
Option payments received in excess of property costs	86	24	154	136
Impairment loss on marketable securities	-	(183)	-	(183)
Loss on sale of investments	-	-	-	(7)
Fair value adjustment on gold stream facility (note 13)	(1,155)	-	(1,136)	-
Loss before income taxes	(2,886)	(1,535)	(7,219)	(3,197)
Deferred income tax recovery (expense)	(73)	85	(48)	133
Net loss for the period	$(2,959)	$(1,450)	$(7,267)	$(3,064)

Other comprehensive income (loss), that may be reclassified subsequently to net income, net of tax
Fair value adjustment, net of tax, on available for sale financial instruments:
Marketable securities and other investments	246	(231)	312	(331)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	-	183	-	190
Other comprehensive (loss) income for the period	246	(48)	312	(141)
Comprehensive loss	$(2,713)	$(1,498)	$(6,955)	$(3,205)
Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.02)	$(0.01)
Weighted average number of common shares outstanding	363,231,898	288,481,889	334,026,972	288,323,385

The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity
(in Canadian dollars, in thousands except for share data)

	Number of Shares	Share Capital	Share-based Payments Reserve	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2013	287,605,982	$520,917	$23,472	$-	$(184)	$(84,889)	$459,316

Exercise of options	882,500	951					951
Transfer to share capital on exercise of options		524	(524)				-
Share-based payments - administration			545				545
Share-based payments - property			139				139
Shares issued to settle obligation			266				266
Unrealized net gain on available-for-sale investments					(331)		(331)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income					190		190
Net loss for the three months						(3,064)	(3,064)
June 30, 2013	288,488,482	$522,392	$23,898	$-	$(325)	$(87,953)	$458,012

	Number of Shares	Share Capital	Share-based Payments Reserve	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2014	288,814,103	$523,043	$25,377	$-	$(115)	$(93,072)	$455,233

Public offering (note 12 (d))	74,290,000	103,261		11,889			115,150
Public offering – unit issuance costs (note 12 (d))		(7,028)		(792)			(7,820)
Exercise of options							-
Transfer to share capital on exercise of options							-
Share-based payments – administration			678				678
Share-based payments – property			55				55
Shares issued to settle obligation	375,141	300					300
Unrealized gain on available-for-sale investments					312		312
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income							-
Net loss for the three months						(7,267)	(7,267)
June 30, 2014	363,479,244	$619,576	$26,110	$11,097	$197	$(100,339)	$556,641

The accompanying notes are an integral part of these consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(in Canadian Dollars, in thousands)
	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Operating activities
Net loss for the period	$(2,959)	$(1,450)	$(7,267)	$(3,064)
Items not involving cash:
Accretion	17	21	34	36
Depreciation	22	19	43	38
Share-based compensation	534	157	744	545
Option receipts in excess of property costs	(19)	(24)	(79)	(66)
Interest and other income	(592)	(481)	(844)	(1,062)
Loss on sale of investment	-	-	-	7
Other gains and losses	-	1	-	2
Deferred income tax	73	(85)	48	(134)
Impairment loss on marketable securities	-	183	-	183
Unrealized foreign exchange gain	(58)	-	(84)	-
Fair value adjustment on gold stream facility	1,155	-	1,136	-

Changes in non-cash working capital:
Accounts receivable and prepaid expenses	173	115	204	(563)
Accounts payable and accrued liabilities	(2,022)	531	1,349	(909)
Interest received	592	1,416	915	1,615
Net cash used in operating activities	(3,084)	403	(3,801)	(3,372)

Investing activities
Temporary investments	-	70,180	10,000	94,756
Expenditures on exploration and evaluation	(12,744)	(11,455)	(29,171)	(22,513)
Expenditures on property, plant and equipment	(9,869)	(10,061)	(15,761)	(20,430)
Proceeds on sale of marketable securities	-	-	-	76
Restricted cash	(295)	-	3,911	-
Net cash from (used in) investing activities	(22,908)	48,664	(31,021)	51,889

Financing activities
Issuance of units, net of issue costs	(148)	30	107,330	952
Proceeds from gold stream facility	-	-	33,286	-
Repayment of finance lease obligation	(66)	(59)	(130)	(115)
Net cash from financing activities	(214)	(29)	140,486	837

Effect of exchange rate changes on cash and cash equivalents	(1,100)	-	(1,201)	-
Increase (decrease) in cash and cash equivalents	(27,306)	49,038	104,463	49,354
Cash and cash equivalents, beginning of the period	199,597	51,105	67,828	50,789
Cash and cash equivalents, end of the period	$172,291	$100,143	$172,291	$100,143

See Supplemental cash flow and non-cash activities (note 19)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

1.	NATURE OF OPERATIONS

Rubicon Minerals Corporation (the “Company”) is primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company is incorporated in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its head office at Suite 902 – 170 University Avenue, Toronto Ontario M5H 3B3.

The ability of the Company to recover the costs it has incurred to date on its properties, including the Phoenix Gold Project, is dependent upon profitable extraction of gold or other minerals from its properties, the ability of the Company to resolve any environmental, regulatory or other constraints which may hinder the successful development of its properties, obtaining, if required, financing to complete exploration and development, and upon future profitable production or proceeds from the disposition of mineral properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Accordingly, these interim consolidated financial statements follow the same accounting principles and methods of application as the annual consolidated financial statements for the year ended December 31, 2013 except as noted below and may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS. These financial statements should therefore be read in conjunction with the December 31, 2013 financial statements. These financial statements were authorized for issuance by the Audit Committee on behalf of the  Board of Directors on August 5, 2014.

b)	New accounting standards, interpretations and amendments

New standards not yet adopted

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relates to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

In November 2013, the IASB issued the hedge accounting section of IFRS 9, as well as two amendments to the previously issued IFRS 9. The new hedge accounting model will align hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met but these criteria are based on an economic assessment of the strength of the hedging relationship, which can be determined using internal risk management data. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities and until that project is completed, entities are permitted to continue to apply IAS 39 for all of their hedge accounting.

The standard is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company will be required to adopt this standard.

We are currently assessing the effect of this standard and related amendments on our consolidated financial statements.

c)	Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation’s assets and liabilities as recorded at June 30, 2014.

The most significant judgments and estimates made by management in preparing the Company’s consolidated financial statements are described as follows:

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

At each reporting period, management reviews property plant and equipment, and exploration and evaluation assets for indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, using a post-tax discount rate. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal, using a pre-tax discount rate.

If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at June 30, 2014, the volatile price of gold, escalating costs in the industry and the Company’s depressed share price has resulted in a market capitalization approximately equal to the carrying amount of the Company’s net assets. Although the result of this test did not indicate impairment, the Company completed an impairment assessment for the Phoenix Gold Project that included an estimate of the project’s fair value less costs to sell.

Key assumptions incorporated in the impairment model included the following:

Gold price: US$1,300/oz.
Life of Mine gold head grade: 8.06 grams/tonne
Life of Mine average operating costs: $154/tonne ore milled
Canadian / US dollar exchange rate: $1.05
Production volume and recoveries as indicated in the Company’s Technical Report filed on SEDAR February 28, 2014
Discount rate: 5%

Management’s impairment evaluation did not result in the identification of an impairment loss as of June 30, 2014.  Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade and estimated operating costs that differ from current projections, along with increases to estimated capital costs may trigger an impairment that could be material.

Financial liabilities at fair value through profit and loss

As discussed in Note 13- Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold Inc. and its subsidiary (“Royal Gold”) on February 10, 2014. The Company has reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the Company has concluded that the agreement represents an embedded derivative within a host debt instrument (purchase and sale agreement for gold). As the entire hybrid contract meets the criteria for treatment as a financial liability through profit and loss, the Company has designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

●	Accretion expense due to passage of time
●	Change due to movement in USD/CAD exchange rate as the liability is incurred in USD
●	Change in the risk free interest rate
●	Change in the Company specific credit spread
●	Change in any expected ounces to be delivered
●	Change in forward gold price forecast

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

3.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial assets recognized at fair value consist of marketable securities having a fair value of $859 (2013 - $467) and were measured in accordance with Level 1 of the above hierarchy.

The Company’s financial liabilities recognized at fair value through profit and loss consist of the Gold Stream Facility having a fair value of $33,137 (2013 - $nil) and was measured in accordance with Level 2 of the above hierarchy. The Gold Stream Facility is fair valued using a discounted cash flow approach, which discounts the estimated contractual cash flows using discount rates derived from observable market prices and management estimates.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

3.    FINANCIAL INSTRUMENTS (continued)

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash and cash equivalents amounting to approximately $172,291 (December 31, 2013 - $67,828).  These cash and cash equivalents are held on deposit with major Canadian banks or in bank guaranteed investment certificates which are guaranteed by a major Canadian bank or by a provincial government.

The Company also had exposure on temporary investments amounting to approximately $nil (December 31, 2013 - $10,036). As of December 31, 2013 these investments include a promissory note issued by the BC government and bank guaranteed investment certificates which were guaranteed by major Canadian banks or by a provincial government. As the Company’s policy is to limit excess cash investments to deposits or investments which are guaranteed by major Canadian banks or the federal or a provincial government, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from accounts receivable financial instruments, which excludes HST refunds, at June 30, 2014, amounted to $27 (December 31, 2013 - $7).

Liquidity Risk

The Company’s liquidity risk from financial instruments is its need to meet operating accounts payable requirements, commitments and finance lease obligations.  As at June 30, 2014, the Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in foreign exchange rates may have an effect on future cash flows associated with the Company’s US dollar denominated cash balances and financial instruments. Fluctuations in the CAD/USD exchange rate may result in a decrease or increase in foreign exchange income or expense. As at June 30, 2014, the foreign exchange risk was minimized as the US dollar denominated cash balance approximates the balance of the Gold Stream Facility.

 Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalent and temporary investments.  The majority of these investments are in high interest savings accounts and guaranteed investment certificates with pre-determined fixed yields.

A difference in interest rates of 1.0% on the June 30, 2014 balance of cash and cash equivalents and temporary investments over one year, would result in a change to net income of approximately $1,723.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

4.	TEMPORARY INVESTMENTS

Temporary investments had an aggregate carrying value and market value of $nil at June 30, 2014 (December 31, 2013 - $10,036). Temporary investments are carried at amortized cost which approximates fair value due to the short term nature of these instruments.

5.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $859 at June 30, 2014 (December 31, 2013 - $467).  Market values were based on quoted prices in an active market.

6.	RESTRICTED CASH AND DEPOSITS

Restricted cash of $58 at June 30, 2014  (December 31, 2013 - $4,299) consists of GICs deposited as security for certain credit facilities.  Restricted deposits consist of $3,403 at June 30, 2014 (December 31, 2013 - $3,108) on deposit with the Ontario Ministry of Northern Development and Mines as security for reclamation and closure of the Phoenix Gold Project.

7.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the year:

	Assets under Construction	Office Equipment	Mine-site Equipment	Mine-site Buildings	Total
	$	$	$	$	$
Cost
Balance, January 1, 2013	21,960	1,387	12,233	11,644	47,224

Additions	42,656	210	1,278	733	44,877
Transfers	(720)	150	61	509	-
Disposals	-	(520)	-	-	(520)
Balance, December 31, 2013	63,896	1,227	13,572	12,886	91,581

Additions	16,584	205	818	-	17,607
Transfers	-	-	-	-	-
Balance, June 30, 2014	80,480	1,432	14,390	12,886	109,188
Accumulated depreciation
Balance, January 1, 2013	-	855	1,287	566	2,708
Depreciation for the year	-	289	939	607	1,835
Disposals	-	(448)	-	-	(448)
Balance, December 31, 2013	-	696	2,226	1,173	4,095
Depreciation for the year	-	125	474	305	904
Balance, June 30, 2014	-	821	2,700	1,478	4,999
Carrying amounts
December 31, 2013	63,896	531	11,346	11,713	87,486
June 30, 2014	80,480	611	11,690	11,408	104,189

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

8.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the year:

	Phoenix Gold Project Red Lake Ontario	Other Red Lake Properties Ontario	Alaska Properties USA	Nevada-Utah Properties USA	Total
	$	$	$	$	$
Balance, January 1, 2013	237,610	8,815	-	7,117	253,542
Costs incurred in the year	50,982	178	-	-	51,160
Balance, December 31, 2013	288,592	8,993	-	7,117	304,702
Costs incurred in the year	31,837	55	-	-	31,892
Balance, June 30, 2014	320,429	9,048	-	7,117	336,594

9.	TRADE AND OTHER PAYABLES

	June 30, 2014	December 31, 2013
Trade payables	$4,758	$4,842
Construction holdbacks	1,603	1,308
Payables to related party (note 14)	806	65
Compensation payable	442	547
Accrued liabilities	18,780	15,246
Other	3	-
Total	$26,392	$22,008

10.	FINANCE LEASE OBLIGATION

On September 5, 2012, the Company entered into a finance lease transaction with respect to several temporary buildings on the project site. The lease has a twenty-two month term, carries an incremental borrowing rate of 13%, and allows the Company to purchase the assets at the end of the term for $50.

On May 30, 2014, the Company entered into a finance lease transaction in respect of several pieces of equipment at the Phoenix Gold Project. The lease agreements have a sixty month term, carry an incremental borrowing rate of 4.5% and allow the Company to purchase the assets at the end of the term for a nominal amount.

	Less than 1 year	More than 1 year	Total
Total future minimum lease payments	$183	$440	$623
Less amount representing interest	(21)	(38)	(59)
Finance lease obligation	$162	$402	$564

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

11.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold Project. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The current estimated value of the future liability is $3,047 (December 31, 2013 - $2,794).

The estimated closure costs of the Phoenix Gold Project, based on the current condition of the project site, were inflation adjusted to the estimated date of site remediation, which is 16 years from June 30, 2014, and then discounted back to the period end using an estimate of the Company’s risk free rate of 2.24%  (December 31, 2013 – 2.77%). Accretion of the discount during the year was recorded to interest expense. The revision to the value of the future liability, amounting to an increase of $219 (December 31, 2013 – reduction of $639), was recognized at June 30, 2014 with an offsetting amount added to exploration and evaluation assets. The increase in the estimated closure and reclamation costs are mostly due to a decrease in the discount rate.

Changes to this provision during the year are summarized as follows:
Balance January 1, 2013	$3,357
Accretion	76
Revision of estimate	(639)
Balance December, 31, 2013	2,794
Accretion	34
Revision of estimate	219
Balance June 30, 2014	$3,047

12.	SHARE CAPITAL

(a)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options:

	Six Months Ended June 30, 2014		Year Ended December 31, 2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Balance at beginning of period	15,320,230	3.59	13,815,826	3.80
Granted	4,050,000	1.48	3,041,100	1.87
Exercised(1)	-	-	(1,092,500)	1.08
Forfeited/expired	(2,407,800)	1.80	(444,196)	4.52
Outstanding at end of period	16,962,430	3.34	15,320,230	3.59
Exercisable at end of period	11,829,097	4.07	11,839,130	4.05

1 No options were exercised during the six months ended June 30, 2014.  The weighted average share price at the time of exercise for the year ended December 31, 2013 was $2.23.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

12.  SHARE CAPITAL (continued)

The following is a summary of outstanding stock options:

June 30, 2014
Stock Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
$1.13 - $1.46	530,000	1.25	4.43
$1.47 - $3.63	8,416,100	1.99	4.05
$3.64 - $4.53	3,369,030	4.02	2.26
$4.54 - $5.22	2,195,000	5.22	0.54
$5.23 - $5.80	2,452,300	5.80	1.54
Total Stock Options	16,962,430	3.34	2.89

The fair value of stock options granted during the period, has been estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Weighted average share price	$1.27	$3.98
Weighted average exercise price	$1.48	$3.98
Risk-free interest rate	1.0%	1.1%
Expected life	3.7 Years	3.4 Years
Expected volatility	65.4%	59.7%
Expected dividend yield	Nil	nil

During the three and six months ended June 30, 2014, the Company recorded share-based payments expense of $493 and $733 (June 30, 2013 - $260 and $684), of which $20 and $55 (June 30, 2013 - $72 and $139) related to exploration and evaluation activities. The fair value of each stock option is accounted for over the vesting period of the stock options and the related credit is included in share-based payments.

The risk-free interest rate assumption is based on Canadian government bonds with terms matching the expected life of the stock options. The expected volatility assumption is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange over the recent past period equal to the expected life of the stock options.

The weighted average measurement date fair value of stock options granted during the six months ended June 30, 2014 is $0.52 (June 30, 2013 – $0.93).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the underlying share.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

12.SHARE CAPITAL (continued)

(b) Performance Stock Options

On June 6, 2012, the Company granted 1,400,000 stock options to an executive officer. Of the stock options granted, 400,000 stock options vested within one year of the grant date and the remaining 1,000,000 stock options (the “Performance Stock Options”) vest based on milestones related to certain of the Company’s objectives. As at June 30, 2014, 500,000 of the Performance Stock Options  remain unvested. Subject to the vesting of these Performance Stock Options, the Performance Stock Options are exercisable at $2.94 per share for a period of five years from the date of grant.  These stock options are included in all the above stock option tables.

The fair value of the Performance Stock Options granted during the period was estimated at the grant date using the Black- Scholes option pricing model with the expense being recognized over the expected vesting term. The amount of expense recognized in subsequent period ends will be adjusted for any change in the estimated vesting period and any change to this expense will be recorded in the period of the change. The expense recorded relating to the Performance Stock Options during the three and six months ended June 30, 2014  was $57 and $115 (June 30, 2013 - $77 and $140).

(c) Stock Appreciation Rights

The following is a summary of the changes in the Company’s outstanding stock appreciation rights (“SARS”):

	Six Months Ended March 31, 2014		Year Ended December 31, 2013
	Number of SARS	Weighted Average Exercise Price	Number of SARS	Weighted Average Exercise Price
		$		$
Balance at the beginning of the period	400,000	3.71	400,000	3.71
Granted	-	-	-	-
Exercised	-	-	-	-
Converted to stock options	-	-	-	-
Outstanding, end of the period	400,000	3.71	400,000	3.71
Exercisable, end of the period	400,000	3.71	400,000	3.71

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  At June 30, 2014, the total liability outstanding for SARs calculated using the Black-Scholes option pricing model was $96 (December 31, 2013 - $35).

(d) Public Offering

On March 12, 2014, the Company closed a public offering and issued 74,290,000 units consisting of one common share of the Company (“Share”) and one half of one common share purchase warrant (“Warrant”) at a price of $1.55 per unit (“Unit”) for total gross proceeds of $115,150.  Each whole Warrant gives the holder the right to purchase one Share in the Company for a price of $2.00 per Share, exercisable up to and including March 12, 2015.  The proceeds are inclusive of an overallotment option which was fully exercised on closing.

Share issue costs were $7,820 including an underwriter’s commission of 5% of the gross proceeds.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

12.   SHARE CAPITAL (continued)

(d) Public Offering (continued)

Proceeds and related issue costs of the offering have been allocated between Share Capital and Warrant Reserve based on the pro-rata value of the underlying share and half warrant of the unit.  For the purposes of this allocation a share value on closing of the offering of $1.52 a Share and a Black-Scholes calculated value of $0.175 for each half Warrant were used.  The assumptions used to value the Warrant include an expected life of one year, 81.5% volatility, a risk free rate of 1.04% and expected dividends of $nil.

(e) Warrants

As a result of the public offering as outlined in Note 12 (d), the Company now has the following Warrants outstanding:

	Six Months Ended June 30, 2014

	Number of Warrants	Weighted Average Exercise Price
		$
Balance at the beginning of the period	-	-
Granted	37,145,000	$2.00
Exercised	-	-
Outstanding, end of the period	37,145,000	$2.00
Exercisable, end of the period	37,145,000	$2.00

Each Warrant is exercisable for one common share and all Warrants expire on March 12, 2015.

13.	GOLD STREAM FACILITY

On February 10, 2014, the Company entered into a Gold Stream Facility with Royal Gold pursuant to which the Company agreed to sell an equivalent of 6.30% of future gold production from the Phoenix Gold Project to Royal Gold to a maximum of 135,000 ounces of gold and then 3.15% thereafter. In consideration, Royal Gold will pay US$75,000 to the Company as a deposit on the purchase price. As at June 30, 2014, the Company has received US$10,000 upon the execution of the agreement and US$20,000 upon closing of the agreement. Rubicon will receive the balance of the deposit over the Phoenix Gold Project construction period.

Upon delivery of gold to Royal Gold, Royal Gold will pay the current market price on the first 135,000 ounces by way of allocation of the deposit to satisfy 75% of the payment.  In addition, the Company will receive a cash payment equal to 25% of the spot gold price. After the deposit has been drawn down to nil, Royal Gold will make a cash payment for all future gold deliveries equal to 25% of the spot gold price.

After 40 years any balance remaining unpaid relating to the deposit shall be refunded to Royal Gold.

Repayment of the deposit is secured against the assets of the Phoenix Gold Project. Rubicon has the right to raise up to US$100,000 of debt financing that will rank in priority to the Gold Stream Facility deposit. In the event that Royal Gold’s interest is subordinated to more than US$50,000 of debt, Royal Gold’s additional cash payments for gold deliveries will be reduced from 25% of market price by 5.4% multiplied by the amount of the senior debt outstanding and drawn in excess of US$50,000 divided by US$50,000.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

13.   GOLD STREAM FACILITY  (continued)

The following is a summary of the changes in the Company’s Gold Stream Facility:

June 30, 2014
$
Balance, as at January 1, 2014	-
Funds advanced during the period	33,286
Fair value adjustments recorded in the period:
Foreign exchange	(1,285)
Other fair value adjustments	1,136
Balance, as at June 30, 2014	33,137

Other fair value adjustments represent the net effect on the Gold Stream Facility of changes in the variables included in the Company’s valuation model between the date of receipt of funds and the reporting date. These variables include loan accretion, risk free interest rate, forward gold price forecast, Company specific credit spread and expected gold ounces to be delivered.

As the Gold Stream Facility is denominated in US dollars, foreign exchange represents the effect of the change in the CAD/USD exchange rate between the date of receipt of funds and the reporting date.

14.	RELATED PARTY TRANSACTIONS

The Company incurred legal fees to a law firm, of which a partner was a director of the Company, aggregating to $81 and $856 for the three and six months ended June 30, 2014 (June 30, 2013 - $409 and $709). The fees are recorded within professional expenses, mineral property acquisition cost and share issue costs in these financials statements. As at June 30, 2014, this law firm was owed $806 (December 31, 2013 - $65).  As the partner did not stand for reelection to the Company’s Board of Directors, he ceased to be a Director on June 25, 2014 and will not be considered a related party going forward.

15.	CONSULTING AND PROFESSIONAL FEES

Consulting and professional fees for the six months ended June 30, 2014 include $2,134 (2013 $nil) related to advisory and negotiation fees with respect to the Gold Stream Facility disclosed in note 13.

16.	GENERAL AND ADMINISTRATIVE

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Insurance	$100	$103	$200	$206
Office and rent	121	140	249	254
Transfer agent and regulatory filing fees	186	165	282	263
Travel and accommodation	126	87	240	245
Other	2	1	3	6
	$535	$496	$974	$974

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

17.  INVESTOR RELATIONS

	Three months ended June 30		Six months ended June 30

	2014	2013	2014	2013
Salaries and benefits	$67	$83	$149	$177
Travel and accommodation	31	36	50	57
Shareholder communication	55	39	83	97
Other	6	2	14	38
	$159	$160	$296	$369

18.	COMMITMENTS AND CONTINGENCY

(a)
At June 30, 2014, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold Project:

	June 30, 2014	December 31, 2013
	$	$
Less than 1 year	61,959	6,361
Between 1 and 2 years	348	256
Total	62,307	6,617

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

(c)
On December 12, 2012, the Company noted that it had been named in a petition brought by Wabauskang First Nation for judicial review focused on the Province of Ontario’s authority to approve a production closure plan of the Phoenix Gold Project and challenging the discharge of the duty to consult.  A three-way hearing was held at the Ontario Divisional Court to hear the application for judicial review on April 15-17, 2014.  Results of this hearing are pending.  The Company intends to vigorously defend its consultation record and the petition which it believes to be without merit.

19.	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	June 30, 2014	December 31, 2013
	$	$
Cash	97,892	7,501
Government of Canada treasury bills, provincial government promissory notes, high interest savings accounts and bank guaranteed investment certificates	74,399	60,327
	172,291	67,828

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

19.  SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES  (continued)

The Company has excluded from net cash from (used in) investing activities for the three and six months ended June 30, 2014 changes in accounts payable relating to exploration and evaluation expenditures of $3,115 and $1,497 (June 30, 2013 – $2,781 and $36) and property, plant and equipment expenditures of $2,583 and $1,470 (June 30, 2013 – $749 and $4,888). Other non-cash items excluded from net cash from (used in) investing activities for the three and six months ended June 30, 2014 include $20 and $55 (June 30, 2013 – $72 and $139) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $456 and $862 (June 30, 2013 – $438 and $857) recorded in exploration and evaluation expenditures for depreciation.

20.	SUBSEQUENT EVENTS

On July 23, 2014, the Company closed a public Flow-Through Share offering of 7,060,000 shares at a price of $1.70 per share for total gross proceeds of $12,002.  Share issue costs for this offering are expected to be approximately $750 including an underwriter’s commission of 5% of the gross proceeds.  The gross proceeds from the Offering will be used to incur eligible Canadian Exploration Expenses.